UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America's Car-Mart, Inc. 401(K) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car Mart, Inc.

1805 N 2nd St STE 401

Rogers, AR 72756

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2024 and 2023

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2024

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets (Held at End of Year), December 31, 2024

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

America's Car Mart, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of America's Car Mart, Inc. 401(k) Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2007.

Tulsa, Oklahoma

June 26, 2025

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AMERICA'S CAR MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

	2024	2023
Assets:
Cash, non-interest bearing	$130	$354,072

Investments, at fair value	23,207,786	21,131,474

Receivables:
Participant contributions	146,699	—
Employer contributions	54,967	—
Notes receivable from participants	1,483,756	1,277,884
Accrued interest and dividends	5,445	3,802
Due from broker	—	51

Total receivables	1,690,867	1,281,737

Total assets	24,898,783	22,767,283

Liabilities:
Refunds of excess contributions	—	80,541
Due to broker	—	172,977

Total liabilities	—	253,518

Net assets available for benefits	$24,898,783	$22,513,765

See notes to the financial statements.

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AMERICA'S CAR MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2024

Additions to net assets attributable to:	2024
Investment income:
Net appreciation in fair value of investments	$1,768,629
Interest and dividends	392,049

Net investment income	2,160,678

Interest income on notes receivable from participants	127,667

Contributions:
Participants	3,249,848
Employer	1,051,778
Rollovers	46,527

Total contributions	4,348,153

Net additions	6,636,498

Deductions from net assets attributable to:
Benefits paid to participants	4,163,364

Net increase	2,473,134

Transfers from Colonial Auto Finance, Inc. 401(k) Plan	171,978
Transfers to Colonial Auto Finance, Inc. 401(k) Plan	(260,094)

Net assets available for benefits, beginning of year	22,513,765

Net assets available for benefits, end of year	$24,898,783

See notes to the financial statements.

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AMERICA'S CAR MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Note 1 – Description of Plan

America's Car Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car Mart, Inc. 401(k) Plan (the “Plan”). The following description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company. BOKF, NA (the “Trustee”) serves as the trustee of the Plan, processes and maintains the records of the participant data and holds the Plan assets.

Eligibility

Employees of the Company are eligible to participate in the Plan and make salary reduction contributions immediately following the latter of their employment commencement date or the day they reach 21 years of age and are enrolled in the Plan with a 4% deferral rate immediately upon eligibility.

Contributions

Participants may contribute up to the maximum annual dollar amount permissible under the Internal Revenue Code (the Code). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, collective trust funds, and Company common stock as investment options for participants.

Under the automatic enrollment feature, participant contributions are initially invested in a American Funds Target Date Fund based on the participant's birth date at the time of the first deferral contribution if no investment direction is made by the participant. Eligible employees who do not want to make a contribution may elect to opt out of automatic enrollment, or they may elect a different contribution percentage.

Effective October 1, 2024 and for each October 1 thereafter, all Participants without an existing affirmative election or whose affirmative election (including 0%) is less than the 4% automatic enrollment amount will have their election expire each year and will be subject to the initial 4% automatic enrollment rate unless they make a subsequent affirmative election and will be subject to future expiration if less than 4%.

The Plan also provides for discretionary Employer matching contributions, subject to limitations under the Code. Employees of the Company who have completed one year of service are eligible to receive matching contributions. A year of service is defined as a 12-consecutive month period in which an employee has 1,000 or more hours of service. For the year ended December 31, 2024, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 6% of qualifying participant's compensation. Employer matching contributions are based on deferrals made each pay period.

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Additional amounts may be contributed by the Employer under the Plan's profit sharing provisions at the discretion of the Board of Directors of the Company. In order to be eligible to receive an allocation of Employer profit sharing contributions, participants must complete a year of service, work 1,000 hours during the Plan year, and be employed on the last day of the Plan year, unless termination is due to death, disability or retirement. Allocations of profit sharing contributions are based on the proportion of each participants’ compensation to the total of all participants' eligible compensation, as defined in the Plan document. There were no discretionary profit sharing contributions made for the year ended December 31, 2024.

Vesting

Participants are immediately vested in their contributions plus or minus any actual earnings or losses thereon. Vesting in Employer contributions is based upon years of service according to the following schedule:

Years of service	Vesting percentage
Less than One Year	0%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death. Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding balance of the loan on the date of the loan, or 50% of their vested account balance. Loan terms are not to exceed five years, unless the loan is for a primary residence, in which case the term for repayment may not exceed 15 years. Loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 10.50%, which is based on the prime rate plus two percent on the date of origination. Only one loan may be outstanding at any given time. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming fully vested may be used to restore participant accounts, reduce Employer matching contributions, pay Plan administrative expenses, or may be reallocated to participant accounts as an additional Employer contribution. During 2024, forfeitures in the amount of $146,406 were used to reduce Employer matching contributions. The Plan had $147 and $1,537 in unallocated forfeitures as of December 31, 2024 and 2023, respectively.

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Participant accounts

Each participant's account is credited with the participant contributions, Employer matching contributions, and allocations of Employer profit sharing contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits

Upon retirement, termination, disability, or death, a participant, or his or her beneficiary in the event of death, may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan allows hardship withdrawals, subject to account balance limits and applicable laws. Participants who were automatically enrolled in the Plan have the option to withdraw their deferrals without penalty within 90 days of their automatic enrollment date.

Upon employee termination, mandatory distributions are required for balances of less than $7,000. Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Plan Administrator.

Administrative expenses

The Plan allows administrative expenses to be paid from the Plan's assets. Investment expenses netted against investment income represent amounts associated with the net expense ratios of the investments in the Plan’s fund lineup.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

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Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based on the terms of the Plan.

Contributions

Participant contributions and the related Employer matching contributions are recorded in the year in which the participant deferrals are withheld from compensation. Employer profit sharing contributions are recorded as contributions once approved by the Company’s board of directors for the respective Plan year.

Refunds of excess contributions

The refund of excess contributions is reported as a liability in the accompanying statements of net assets available for benefits and as a reduction in participant contributions. The Plan did not issue any refunds of excess contributions for the 2024 plan year. The Plan distributed the 2023 refund of excess contributions to the applicable participants prior to March 15, 2024.

Payment of benefits

Benefits are recorded when paid. There were no benefit payments requested before year end that were not paid.

Note 3 – Fair Value Measurements

Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

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Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023. During the year ended December 31, 2024, there were no transfers of financial instruments into or out of Level 3. The Plan held no Level 3 assets as of December 31, 2024 or 2023.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

Company common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds: Stated at fair value as determined by the issuer of the collective trust funds based on the fair market value of the underlying investments, which is valued at the NAV of units of the collective trust funds less its liabilities. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no restrictions on redemptions from the collective trust funds, and there are no unfunded commitments as of December 31, 2024 or 2023. Participant transactions (purchases and sales) may occur daily.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

		Fair Value Measurement at the End of the Reporting Period Using
	December 31, 2024	(Level 1)	(Level 2)	(Level 3)

Company common stock	$1,102,533	$1,102,533	$—	$—
Mutual funds	21,578,570	21,578,570	—	—
Collective investment funds measured at NAV*	526,683	—	—	—

Total investments	$23,207,786	$22,681,103	$—	$—

		Fair Value Measurement at the End of the Reporting Period Using
	December 31, 2023	(Level 1)	(Level 2)	(Level 3)

Company common stock	$1,575,796	$1,575,796	$—	$—
Mutual funds	5,412,014	5,412,014	—	—
Collective investment funds measured at NAV*	14,143,664	—	—	—

Total investments	$21,131,474	$6,987,810	$—	$—

*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been categorized in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Note 4 – Risks and Uncertainties

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Note 5 – Party-in-Interest Transactions

All collective trust funds are managed by BOKF, NA. Transactions with such funds qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments.

Certain administrative expenses incurred in connection with the Plan are paid by the Company. In 2024, the Company paid approximately $217,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

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The Plan assets as of December 31, 2024 and 2023, also include 21,513 and 20,797 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $1,102,533 and $1,575,796 respectively. The Company is the Plan Sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions. Investment in Company common stock is participant directed.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested in the Employer's contributions.

Note 7 – Tax Status

The Company has adopted a preapproved defined contribution plan (the Preapproved Plan) sponsored by the Trustee. The Internal Revenue Service has determined and informed the Preapproved Plan sponsor by a favorable opinion letter dated June 30, 2020, that the Preapproved Plan is designed in accordance with the applicable sections of the Code. The Preapproved Plan's opinion letter is being relied on by the Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code. The Plan Administrator had indicated it will take necessary steps, if any, to maintain the Plan’s tax-exempt status.

Note 8 – Transfers

The Company has a related finance company which maintains its own 401(k) plan. The two employer groups constitute an affiliated service group and, therefore, benefits in the plans do not become distributable and the unvested balance in the participant’s account is not forfeitable upon a participant’s transfer from one employer to the other. When a participant transfers from one employer to the other, any account balance is treated as a transfer between the plans.

Note 9 – Subsequent Events

The Plan Administrator has evaluated subsequent events through June 26, 2025, the date the financial statements were available to be issued.

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SUPPLEMENTAL SCHEDULE

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AMERICA'S CAR MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2024

Plan Number: 001

(a)	(b) Identity of Issue,	(c) Description of Investment Including Maturity	(d)	(e) Current
	Borrower, Lessor, or Similar Party	Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Capital Group	American Funds 2050 Target Date Retirement Fund	**	$4,050,078
	Capital Group	American Funds 2030 Target Date Retirement Fund	**	$3,818,047
	Capital Group	American Funds 2040 Target Date Retirement Fund	**	$3,764,594
	Capital Group	American Funds 2060 Target Date Retirement Fund	**	$2,723,328
	Fidelity	Fidelity Large Cap Growth Index Fund	**	$1,358,117
	Fidelity	Fidelity Total Market Index Fund	**	$1,223,324
*	America's Car Mart, Inc.	America's Car Mart, Inc. Common Stock	**	$1,102,533
	Capital Group	American Funds 2020 Target Date Retirement Fund	**	$990,186
	Vanguard	Vanguard Federal Money Market Fund	**	$760,091
	Fidelity	Fidelity Mid Cap Growth Index Fund	**	$632,488
	Fidelity	Fidelity Large Cap Value Index Fund	**	$545,051
	Allspring	Allspring Special Mid Cap Value CIT	**	$526,649
	Lazard	Lazard International Strategic Equity Portfolio	**	$340,795
	Fuller & Thaler	Undiscovered Managers Behavioral Value Fund	**	$327,995
	Emerald	Emerald Growth Fund	**	$326,290
	Capital Group	American Funds 2065 Target Date Retirement Fund	**	$257,510
	Fidelity	Fidelity U.S. Bond Index Fund	**	$228,468
	Fidelity	Fidelity Global ex U.S. Index Fund	**	$78,851
	Capital Group	American Funds 2035 Target Date Retirement Fund	**	$61,262
	Capital Group	American Funds 2010 Target Date Retirement Fund	**	$55,557
	JPMorgan	JPMorgan Mortgage-Backed Securities Fund	**	$31,322
	Capital Group	American Funds 2055 Target Date Retirement Fund	**	$3,248
	Capital Group	American Funds 2045 Target Date Retirement Fund	**	$1,066
	Capital Group	American Funds 2025 Target Date Retirement Fund	**	$433
	Cohen & Steers	Cohen & Steers Real Estate Securities Fund, Inc.	**	$158
	RBC Global	RBC Emerging Markets Equity Fund	**	$156
	Vanguard	Vanguard Short-Term Bond Index Fund	**	$94
	Capital Group	American Funds 2015 Target Date Retirement Fund	**	$60
*	BOKF, NA	BOK Financial Retirement Income II	**	$34
	Metropolitan West	Metropolitan West Total Return Bond Fund	**	$1

	Total investments			23,207,786
*	Notes receivable from participants	Loans to participants, interest rates at 4.25% to 10.50%, varying maturity dates	-	1,483,756

		Total Per Net Assets		$24,691,542

*	Issuer is a party-in-interest to the Plan

** Column (d) cost information not required as accounts are participant directed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of America's Car Mart, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA'S CAR MART, INC. 401(K) PLAN
June 26, 2025
	By:	/s/ Vickie D. Judy
Vickie D. Judy
Plan Administrator

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of HoganTaylor LLP, Independent Registered Public Accounting Firm

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